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                               AIG MONEY MARKET FUND

                            SCHEDULE DATED MAY 19, 1997
                          TO THE ADMINISTRATION AGREEMENT
                              DATED NOVEMBER 14, 1991
                                      BETWEEN
                          THE ADVISORS' INNER CIRCLE FUND
                                        AND
                                 SEI FUND RESOURCES

Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the AIG Money Market Fund (the "Portfolio") at an annual rate equal to the sum of
          (i) .10% of average daily net assets up to $50 million; (ii) .08% of average daily net assets from $50 million up to $250 million; (iii) .06% of average daily net assets from $250 million up to $450 million; and (iv) .05% of average daily net assets in excess of $450 million for the first year of the contract (commencing with the commencement date shown under "Term" below). In the second and third years of the Agreement compensation shall be paid at an annual rate equal to the sum of (i) .10% of average daily net assets up to $50 million; (ii) .08% of average daily net assets from $50 million up to $250 million; and (iii) .05% of average daily net assets in excess of $250 million. There is a minimum annual fee of $75,000 per portfolio plus $15,000 for each additional class.

Term: Pursuant to Article 7, the term of this Agreement shall commence on May 19, 1997 and shall remain in effect with respect for the portfolio for 3 years (the "Initial Term"). This Agreement shall continue in effect after the Initial Term, unless terminated by either party on not less than 90 days prior written notice to the other party. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.

     Agreed to and accepted by :

     SEI Fund Resources                 Advisors' Inner Circle Fund

     /s/Marc H. Cahn                    /s/Barbara A. Nugent
     -----------------                  --------------------
     Name                                  Name
     VP/Asst Sec.                       VP/Asst Sec.
     ----------------                   --------------------
     Title                                 Title